Sub-Item 77C


SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

INVESCO ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST


GUGGENHEIM ULTRA SHORT DURATION ETF

A Special Meeting ("Meeting") of Shareholders of Guggenheim Ultra
Short Duration ETF was held on Friday, March 16, 2018.  The
Meeting was held for the following purpose:

(1)	Approve an Agreement and Plan of Reorganization that
provides for the reorganization of the Guggenheim Ultra
Short Duration ETF into the PowerShares Ultra Short Duration Portfolio (now known as the Invesco Ultra Short Duration
ETF).
The results of the voting on the above matter were as follows:

Matter

 (1) 	Approve an Agreement and Plan of Reorganization.

Guggenheim Ultra Short Duration ETF


Votes For
  9,766,539

Votes Against
  277,871

Votes Abstain
  1,005,871

Broker Non-Votes
  N/A